NEWS RELEASE

January 5, 2006

  Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

COPPER MINERALIZATION INTERSECTED

AT BAJA IOCG PROJECT

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce the initial assay results from the Baja IOCG Project, Baja California State, Mexico.

Previous grassroots exploration of the approximately 500 x 40 km Cretaceous Belt by Cardero’s exploration partner Anglo American de Mexico, S.A. de C.V. (Anglo American), resulted in the staking of 2,000 km2 (+200,000 ha) deemed prospective for Iron Oxide Copper Gold (IOCG) mineralization centred on the San Fernando Property in Central Baja California State.

To date, nineteen diamond drill holes have been completed on three targets over a strike distance of 38 km: fourteen drill holes at San Fernando, three at Picale and two at Amargosa (20 km southwest and 38 km south of San Fernando, respectively).

In summary, all drill holes contain intense (texture destructive) IOCG alteration with associated visible copper mineralization (chalcopyrite) that varies from trace amounts to significant accumulations (+20 m).  The results indicate that this newly discovered district displays all of the key criteria necessary to form a large copper (Cu) bearing IOCG deposit:

  All boreholes drilled to date (over 38 km strike) intersected copper mineralization (varying from trace to potentially economic concentrations).
  The presence of both large brittle and ductile structures – the Santa Catarina Fault Zone at Amargosa, the Esmeralda Fault Zone at Picale and the North Fault at San Fernando.
  Areas of extensive potassic alteration; at least 7 km2 at San Fernando; approximately 6 km2 at Picale and southeast Amargosa area where the alteration is spatially associated with a multiple Cu stream sediment anomalies.
  Thick permissive (permeable) host unit ‘capped’ by less permeable upper and lower flow units.

San Fernando

Initial drilling, predominantly geophysically focused (combined magnetic – chargeability ± gravity anomalies), resulted in the intersection of thick intervals of ‘barren’ IOCG magnetite – sodic – pyrite mineralization (drill holes 05-SF-01 to -03).  The most recent drill holes targeted more subtle geophysical anomalies associated with potassic alteration and resulted in the intersection of significant copper mineralization in the northwest quadrant of the target zone (diamond drill holes 05-SF-05, and -09).

The copper (chalcopyrite) mineralization is intimately related to pervasive potassic alteration (biotite and orthoclase) as is seen at other large copper bearing systems (for example, Candelaria in Chile).  Detailed borehole logging, supplemented by petrographic studies, demonstrates that at least three phases of copper-bearing potassic alteration are present.  Chalcopyrite mineralization occurs as both en-echelon and sheeted veinlets in addition to fine disseminations, suggesting that the property is prospective for both vein and disseminated-type IOCG mineralization.  See attached pictures for details.

Mineralization remains open in all directions.  Specifically to the west (where potassic alteration has been mapped for a minimum of 2.5 km from the westernmost drill hole, 05-SF-05, and remains open); to the south, where it extends approximately 1 km south (dips below younger cover sequences); to the east (approx. 600-800 m), along the northern faulted contact of the magnetic anomaly; and at depth (drill hole 05-SF-08 finished at 438m in pervasive potassic alteration containing disseminated pyrite and chalcopyrite mineralization).

Following a recent property examination on behalf of the Company by IOCG specialists Dr. M.W. Hitzman and G. Lopez from the Colorado School of Mines, Dr. Hitzman concluded “It is apparent that the San Fernando Prospect represents a robust iron oxide-copper-gold (IOCG) system.  San Fernando is comparable in terms of alteration style and intensity to the Candelaria deposit in Chile.”  He further noted that “Only a very small portion of the prospect has been tested to date [and] additional drilling is the only reliable means of testing the prospect.  The drilling results at San Fernando are very encouraging for further exploration within the district.”

Picale

Detailed mapping by Anglo American outlined a hydrothermal system of approximately 20 km2 containing in excess of 20 copper showings over approximately 9 km of strike length and 300 m of section.

Three geological drill holes were completed to test down dip extensions of outcropping IOCG mineralization: All three drill holes encountered copper mineralization.  Significantly drill hole 05-PC-03 intersected 4.24 m (4.18 m true thickness) of flat lying massive magnetite – chalcopyrite mineralization grading 5.54% Cu and 0.56 g/t Au.  The drill hole was collared 400 m northwest of the leading edge of the main magnetite manto (which outcrops over 6 km strike length).  Mineralization remains open to the north (approx. 600 m), southwest (approx. 2 km) and west (approx. 1000 m).

Summary of Assay Results

To date, assay results have been received for six diamond drill holes from San Fernando (Holes 05-SF-01, - 02, -04, -05, -08 and -09) and one hole from Picale (05-PC-03).  These holes were preferentially sampled due to their geological significance.  See appended summary geological map for locations of San Fernando boreholes.

Highlights include:

Borehole	From (m)	To (m)	Interval (m)	Grade
05-SF-01	80	98	18	0.54% Cu & 0.06 g/t Au
05-SF-02	140	160	20	0.17% Cu & 0.02 g/t Au
05-SF-04	356	372	16	0.2 % Cu & 0.04 g/t Au
05-SF-05	104.45	128.5	24.05	0.37% Cu & 0.02 g/t Au
	248	279	31	0.96% Cu & 0.07 g/t Au
05-SF-08	274.5	343	68.5	0.23% Cu & 0.03 g/t Au
05-SF-09	133	179.8	46.8	0.74% Cu & 0.06 g/t Au
05-PC-03	58	62.24	4.24	5.54% Cu & 0.56 g/t Au

Ongoing Work Programs

Future work at San Fernando will consist of a 3D Induced Polarization (IP) survey, structural mapping and re-targeting prior to additional drill testing.  At Picale, Cardero will carry out a program of ground geophysics (there have been no prior geophysical surveys in this area), followed by additional diamond drilling to test the target zone.  This next phase of the exploration program is expected to start in early February 2006.  All required permits for the planned exploration programs are in place.

“The fact that every borehole in the first phase of drilling has intersected copper mineralization is highly encouraging” stated Henk Van Alphen, President of Cardero.  “Given the success of our first drill-tests, it is clear that all of the fundamentals are in place to form a significant IOCG deposit in this exciting new district.  Our biggest challenge is that the alteration systems are very large and will require persistence to determine their nature and extent.  To be honest, it’s a nice problem to have and we are very pleased with the progress to date.”

Under its joint venture agreement with Anglo American, the Company has the right to increase its retained interest to 49% by spending not less than USD 1,400,000 (of which USD 500,000 is required to be incurred on or before June 30, 2006) – see press release of July 5, 2005.

Although Cardero is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Qualified Person and Quality Control/Quality Assurance

The initial work program at San Fernando was designed and implemented by Anglo American.  Cardero’s consulting geologist, Gary D. Belik, P. Geo., is supervising all aspects of the work, including the quality control/quality assurance and data verification program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then security sealed and collected by ALS Chemex Mexico for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Cardero is well financed with $12 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper, iron ore-copper-gold (IOCG) and iron projects, which will continue to ensure the recognition of Cardero as a world-class exploration and development company.

The Company will hold a conference call on Friday, January 6, 2006 at 8:00 a.m. Pacific Time for approximately 60 minutes, to discuss the results to date from the Baja IOCG project, please request the “Cardero” conference call, the dial-in numbers are:

Toll-Free (North America): 1-877-375-2162

Toll-Free (International): 1-973-582-2751

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cpy

DDH-05-SF-05 - San Fernando: Pervasive potassic alteration (biotite – magnetite – K-spar) cross-cut by chalcopyrite veinlets.

Cpy

DDH-05-SF-05 – San Fernando: Detail illustrating style of copper mineralization.

Cpy

DDH-05-SF-09 – San Fernando: Scapolite – K-spar vein with disseminated chalcopyrite and chalcopyrite – (pyrite) – tourmaline cutting pervasive potassic alteration.

Cpy

DDH-05-SF-09 – San Fernando: Pervasive potassic alteration (biotite – magnetite – K-spar) cross-cut by chalcopyrite veinlets and disseminations.

Cpy
Cpy

DDH-05-PC-03 - Picale: Massive magnetite – actinolite – chalcopyrite –(pyrite) mineralization.